UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(AMENDMENT NO. 1)

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

Eton Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29772L 108

(CUSIP Number)

Harrow Health, Inc.

102 Woodmont Blvd., Suite 610

Nashville, Tennessee 37215
Attention: Andrew R. Boll

(615) 733-4731

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 12, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29772L 108

1.	Names of Reporting Persons.
Harrow Health, Inc.

2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization
State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
1,982,000

	8.	Shared Voting Power
0

	9.	Sole Dispositive Power
1,982,000

	10.	Shared Dispositive Power
0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,982,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11)
8.1%[1]

14.	Type of Reporting Person
CO

1 The percentage was calculated based upon 24,606,175 shares of common stock issued and outstanding on November 10, 2021 as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 16, 2021. This calculation does not include the exercise or conversion of outstanding securities of the Issuer.

This amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on November 23, 2018 (the “Original Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings set forth in the Original Schedule 13D. Except as specifically amended by this Amendment No. 1, the Original Schedule 13D is unchanged.

Item 2. Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

“(a) This Schedule 13D is being filed by Harrow Health, Inc. (formerly known as Imprimis Pharmaceuticals, Inc.) (the “Reporting Person”).

(b) The Reporting Person’s principal business address is 102 Woodmont Blvd., Suite 610, Nashville, Tennessee 37215.”

Item 4. Purpose of the Transaction.

Item 4 of the Original Schedule 13D is hereby amended by removing the second paragraph. The Chief Executive Officer of the Reporting Person is no longer a director of the Issuer.

Item 5. Interest in Securities of the Issuer.

Item 5(a) and Item 5(b) of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

“(a) As of November 10, 2021, the Reporting Person beneficially owned 1,982,000 shares of the Issuer’s Common Stock, representing approximately 8.1% of the shares of the Issuer’s Common Stock issued and outstanding as of such date. The percentage is based on 24,606,175 shares issued and outstanding of the Issuer as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 16, 2021.”

(b) The Reporting Person has the sole power to vote and to dispose of 1,982,000 shares of Common Stock.”

Item 5 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

“On April 12, 2021, the Reporting Person sold 1,518,000 shares of the Issuer’s Common Stock in an underwritten public offering at a public offering price of $7.00 per share, including 198,000 shares issued pursuant to the full exercise by the underwriter, National Securities Corporation, of its over-allotment option.”

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

“On April 8, 2021, the Reporting Person entered into an underwriting agreement (the “Underwriting Agreement”) with the Issuer and National Securities Corporation, in connection with a public offering of shares of the Issuer’s Common Stock by the Reporting Person as selling stockholder, at a public offering price of $7.00 per share. Pursuant to the Underwriting Agreement, the Reporting Person agreed, for a period of 180 days, not to conduct any further sales of shares of its common stock of the Issuer or otherwise dispose of, directly or indirectly, any common stock of the Issuer (or any securities convertible into, or exercisable or exchangeable for, the common stock of the Issuer). The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Underwriting Agreement, which is incorporated by reference herein as an exhibit hereto and is incorporated into this Item 6 by reference.

Except as set forth above , there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Issuer.”

Item 7. Materials to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit No.	Description
Exhibit 1:	Underwriting Agreement, dated as of April 8, 2021, by and among the Reporting Person, the Issuer and National Securities Corporation (incorporated herein by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K (File No. 001-38738), filed with the Securities and Exchange Commission on April 8, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 28, 2022	Harrow Health, Inc.

	By:	/s/ Andrew R. Boll
Andrew R. Boll
Chief Financial Officer